                                                      OMB APPROVAL
                                                      --------------------------
                                                      OMB Number 3235-0145
                                                      Expires: August 31, 1999
                                                      Estimated average burden
                                                      hours per form. . . .14.90

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. ________)



                     NORTHEAST PENNSYLVANIA FINANCIAL CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    663905107
                       ----------------------------------
                                 (CUSIP Number)

         E. Lee Beard, 12 E. Broad Street, Hazleton, Pennsylvania 18201
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 August 28, 2003
            ---------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box /_/.

                                  SCHEDULE 13D

CUSIP No.  663905107
--------------------




--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       E. Lee Beard

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) /_/
                                                                         (b) /_/

--------------------------------------------------------------------------------
   3   SEC USE ONLY
--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       PF; OO
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                    /_/

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
       United States

--------------------------------------------------------------------------------
                    7   SOLE VOTING POWER
      NUMBER OF         80,596 (not including 167,034 shares subject to options)
       SHARES       ------------------------------------------------------------
    BENEFICIALLY    8   SHARED VOTING POWER
      OWNED BY
        EACH        ------------------------------------------------------------
      REPORTING     9   SOLE DISPOSITIVE POWER
       PERSON           57,774 (not including 167,034 shares subject to options,
        WITH            12,625 shares of unvested restricted stock awards, 8,284
                        shares allocated under the First Federal  Bank  Employee
                        Stock Ownership Plan and 1,913 shares allocated under
                        the First Federal Bank Supplemental Executive Retirement
                        Plan.)
                    ------------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
  11   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH  REPORTING  PERSON
       247,630 shares (including 167,034 shares subject to options)
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES /_/
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);
       5.70%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                     2 of 7

Item 1.     Security and Issuer
            -------------------

      This Schedule 13D relates to shares of common stock, par value $0.01 per share, of Northeast Pennsylvania Financial Corp. (the "Company"), a Delaware corporation having its principal executive offices at 12 E. Broad Street, Hazleton, Pennsylvania 18201.

Item 2.     Identity and Background
            -----------------------

            (a)   This Schedule 13D is being filed on behalf of E. Lee Beard.

            (b) Ms. Beard's business address is 12 E. Broad Street, Hazleton, Pennsylvania 18201.

            (c) Ms. Beard is the President and Chief Executive Officer of the Company and of First Federal Bank, the Company's wholly-owned subsidiary, which has the same principal executive office as the Company.

            (d) Ms. Beard has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

            (e) Ms. Beard has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f)   Ms. Beard is a United States citizen.

Item 3.     Source and Amount of Funds or Other Consideration
            -------------------------------------------------

     13,277 shares were acquired by Ms. Beard for a total of $147,431.56. All of the funds used to purchase these shares were personal funds of Ms. Beard.

     14,385 shares were acquired by Ms. Beard under the First Federal Bank 401(k) plan.

     8,284 shares were acquired by Ms. Beard as a result of being allocated such shares under the First Federal Bank Employee Stock Ownership Plan. These shares were acquired by Ms. Beard without payment.

     1,913 shares were acquired by Ms. Beard as a result of being allocated such shares under the First Federal Bank Supplemental Executive Retirement Plan. These shares were acquired by Ms. Beard without payment.

                                     3 of 7

     Ms. Beard holds or has voting power over 42,737 shares as a result of her being awarded such shares under the Northeast Pennsylvania Financial Corp. 1998 Stock-Based Incentive Plan. These shares were acquired by Ms. Beard without payment.

     167,034 shares may be acquired by Ms. Beard upon the exercise of stock options under the Northeast Pennsylvania Financial Corp. 1998 Stock-Based Incentive Plan and the Northeast Pennsylvania Financial Corp. 2000 Stock Option Plan. These options are exercisable within sixty days of August 29, 2003. The exercise price for each of these options range from $11.75 to $16.95.

Item 4.     Purpose of Transaction
            ----------------------

     The shares being covered by this Schedule 13D are being held for investment purposes. Ms. Beard may from time to time acquire additional securities of the Company using personal funds through a broker and/or privately negotiated transactions.

     Except as described above and in her capacity as President and Chief Executive Officer, Ms. Beard does not have any present plans or proposals that relate to or would result in:

      (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

      (b)   an   extraordinary   corporate   transaction,   such  as  a  merger,
            reorganization or liquidation involving the Company or any of its subsidiaries;

      (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

      (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

      (e) any material change in the present capitalization or dividend policy of the Company;

      (f) any other material change in the Company's business or corporate structure;

      (g) changes in the Company's charter, bylaws or instrument corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

      (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;


                                     4 of 7

      (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Act; or

      (j)   any action similar to any of those enumerated above.

Item 5.     Interest in Securities of the Issuer
            ------------------------------------

     (a) Ms. Beard beneficially owns 247,630 shares, representing 5.70% of the 4,343,627 shares of the Company's common stock deemed outstanding for purposes of such calculation.

     In accordance with Rule 13d-3 of the Exchange Act, the beneficially owned shares and the total outstanding shares include 167,034 shares that Ms. Beard may acquire within the next sixty days pursuant to exercisable options.

     (b) Ms. Beard has sole voting power over 80,596 shares, which includes 12,625 shares of unvested restricted stock, 8,284 shares allocated to Ms. Beard's account under the First Federal Bank Employee Stock Ownership Plan and 1,913 shares allocated to Ms. Beard's account under the First Federal Bank Supplemental Executive Retirement Plan.

           Ms. Beard has sole dispositive power over 57,774 shares.

           Ms. Beard has no shared voting or dispositive power over any shares.

     (c) There has been no transactions in the common stock of the Company effected during the past sixty days by Ms. Beard. However, on August 25, 2003, Ms. Beard acquired 128 shares at $15.10 per share and 220 shares at $14.97 per share through the reinvestment of dividends. Additionally, on August 28, 2003, Ms. Beard was deemed to be the beneficial owner of an additional 32,136 shares of Company common stock that Ms. Beard may acquire within 60 days pursuant to exercisable options.

     (d) Not applicable.

     (e) Not applicable.



                                     5 of 7

Item 6.  Contracts, Arrangements, Understandings, and Relationships with Respect
         -----------------------------------------------------------------------
         to Securities of the Issuer
         ---------------------------

     There are no contracts, arrangements, understandings or relationships between Ms. Beard and any person with respect to any securities of the Company's common stock.

Item 7.  Material Required to be Filed as Exhibits
         -----------------------------------------

     None.



                                     6 of 7

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.


September 8, 2003                   By: /s/ E. Lee Beard
                                        ----------------------------------------
                                        E. Lee Beard


                                     7 of 7